Master Enhanced Small Cap Series

FILE #811-07885

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
12/06/07	FNMA	280,000,000	40,000

Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc, Deutsche Bank Securities Inc, Morgan Stanley & Co. Incorporated, UBS Securities LLC

4/21/2008	INTREPID POTASH INC.	30,000,000	4,600	Goldman, Sachs & Co, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, BMO Capital Markets Corp